UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: GlaxoSmithKline plc ("GSK"), 12 November 2020, London, UK and Quebec City, Canada

Medicago and GSK announce start of Phase 2/3 clinical trials of adjuvanted COVID-19 vaccine candidate

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The COVID-19 vaccine candidate will contain GSK's pandemic adjuvant
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Phase 3 part of clinical trial to enrol over 30,000 volunteers worldwide

Medicago, a biopharmaceutical company headquartered in Quebec City, and GSK are pleased to announce the start of Phase 2/3 clinical trials of its plant-derived vaccine candidate for COVID-19 to evaluate its efficacy, safety, and immunogenicity.  Based on the positive Phase 1 results, Medicago has decided to launch the Phase 2/3 clinical trial with GSK's pandemic adjuvant.

Nathalie Landry, Executive Vice President, Scientific and Medical Affairs at Medicago, said: "Our Phase 1 results of the adjuvanted vaccine candidate were very encouraging and fully support further clinical evaluation."

Thomas Breuer, Chief Medical Officer GSK Vaccines said: "This is the first of several GSK COVID-19 vaccine candidate collaborations to start Phase 2/3 clinical testing and an important step forward in our contribution to the global fight against the pandemic. We are delighted with the very promising Phase 1 results of Medicago's COVID-19 vaccine candidate in combination with GSK's pandemic adjuvant. Proven dose sparing and a high immune response due to GSK's adjuvant make us confident of delivering an efficacious vaccine with an acceptable safety profile in collaboration with Medicago."

The Coronavirus-Like Particle COVID-19 vaccine candidate (CoVLP) is composed of recombinant spike (S) glycoprotein expressed as virus-like particles (VLPs).

The study is a multi-portion design to confirm that the chosen formulation and dosing regimen of CoVLP (two doses of 3.75 µg CoVLP combined with GSK's pandemic adjuvant given 21 days apart) has an acceptable immunogenicity and safety profile in healthy adults 18-64 years of age and in elderly subjects aged 65 and over.

The Phase 2 trial part is a randomized, observer-blind, placebo-controlled study to evaluate the safety and immunogenicity of the adjuvanted recombinant COVID-19 plant-derived vaccine candidate in subjects aged 18 and above. It will be conducted in multiple sites in Canada and, upon FDA allowance, in the United States and in a population composed of healthy adults (18-64y) and elderly adults (over 65y). Each age group will have over 300 subjects randomized 5:1 to receive the adjuvanted CoVLP vaccine candidate: placebo and with 2:1 stratification in older adults (65-74 and ≥75). All subjects will be followed for a period of 12 months after the last vaccination for the assessment of safety and durability of the immune responses to the vaccine candidate.

The Phase 3 part of the study will start before the end of 2020 and is an event-driven, randomized, observer-blinded, placebo-controlled design that will evaluate the efficacy and safety of the CoVLP formulation, compared to placebo, in over 30,000 subjects in North America, Latin America and/or Europe and within the same population, or - alternatively - amongst a broader one pending approval by regulatory authorities.

About Medicago
Medicago is a biopharmaceutical company and pioneer in plant-derived therapeutics. Founded in 1999 with the belief that innovative approaches and rigorous research would bring new solutions in healthcare.

Our mission is to improve global health outcomes by leveraging innovative plant-based technologies for rapid responses to emerging global healthcare challenges. Medicago is committed to advancing therapeutics against life-threatening diseases worldwide.  Our team includes over 450 scientific experts and employees in Canada and the United States and academic affiliations in Europe and South Africa.

Medicago has previously demonstrated its capability to be a first responder in a flu pandemic. In 2009, the company produced a research-grade vaccine candidate against H1N1 in just 19 days. In 2012, Medicago manufactured 10 million doses of a monovalent influenza vaccine candidate within one month for the Defense Advanced Research Projects Agency (DARPA), part of the U.S. Department of Defense. In 2015, Medicago also demonstrated in principle that it could rapidly produce an anti-Ebola monoclonal antibody cocktail for the Biomedical Advanced Research and Development Authority (BARDA), part of the U.S. Department of Health and Human Services.
For more information: www.medicago.com
To learn more about our plant-based technology: Video  /  Website

About GSK and its commitment to tackling COVID-19
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK is collaborating with companies and research groups across the world working on promising COVID-19 vaccine candidates through the use of our innovative vaccine adjuvant technology. The use of an adjuvant is of particular importance in a pandemic situation since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced and therefore contributing to protecting more people.  GSK does not expect to profit from COVID-19 vaccines during the pandemic phase, and will invest any short-term profit in coronavirus related research and long-term pandemic preparedness, either through GSK internal investments or with external partners.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
Medicago Media contacts (English): Alissa Von Bargen +1-647-234-5975 Alissa.VonBargen@gcicanada.com Medicago Media contact (French): Marie-Pier Côté + 1-418-999-4847 mpcote@tactconseil.ca	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

GSK Cautionary Statement Regarding Forward-Looking Statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q3 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: November 12, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc